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                  [AMERICAN GENERAL LIFE COMPANIES LETTERHEAD]


                                                 Helena Lee
                                                 Assistant General Counsel
                                                 Direct Line: (310) 772-6259
                                                 Fax: (310) 772-6569
                                                 E-mail: hlee@sunamerica.com


Via Edgar and Electronic Mail

October 21, 2014

Sally Samuel
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:  Variable Separate Account and FS Variable Separate Account
     (collectively, "Registrant")

     American General Life Insurance Company and The United States Life

     Insurance Company in the City of New York (collectively, "Depositor")

     Initial Registration Statements on Form N-4 File Numbers: 333-198223 and 333-198224

Dear Ms. Samuel:

     Thank you for your comments provided on October 8, 2014 regarding the Initial Registration Statements filed on Form N-4 as referenced above. This letter provides our responses to the Staff's comments.

1. Cover and Highlights (Pages 1-3, 6)

a. Comment - The Edgar class code should reflect the exact name of the contract as shown on the prospectus cover. In that regard, please explain why USL is added after the name in the FS Variable Separate Account Edgar class code identification or delete the reference.

Response - The reference to USL in the Edgar class code has been deleted.

b. Comment - The paragraphs regarding reading the prospectus and stating where additional information can be found should be moved to the front cover page along with the statement required by Rule 481(b)(1). See Item 1 of Form N-4. You may move the list of investment options to the inside cover page, if there is not enough room on the cover page to list all of the investment options.

Response - The paragraphs referenced above have been moved to the front cover page of the prospectus.

c. Comment - Please add disclosure in the "Highlights" section that all material state variations are described in Appendix A.


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Sally Samuel
October 21, 2014
Page 2 of 8


Response - The reference to the material state variations has been amended to indicate Appendix A.

2. Fee Table (Page 7)

a. Comment - Please reflect the state premium taxes in the actual fee table, rather than in a footnote.

Response - The fee table has been revised to include the state premium taxes disclosure and the footnote has been deleted.
Additionally, we have revised the sentence applicable to state premium taxes as follows:

   "If applicable, state premium taxes of up to 3.5% may also be deducted when you begin the Income Phase. Please see
   PREMIUM TAX and Appendix A - STATE CONTRACT AVAILABILITY
   AND/OR VARIABILITY."

b. Comment - In the Underlying Fund Table (which should be renamed Total Portfolio Operating Expenses), please show the maximum total operating expenses (not net of fees and expenses) in the table and revise footnote 5 to reflect the additional disclosure required by Instruction 19 to Item 3. Instruction 19 to Item 3 states "[a] Registrant may reflect minimum and maximum actual total [portfolio company] operating expenses that include expense reimbursement or fee waiver arrangements in a footnote to the table. If the Registrant provides this disclosure, also disclose the period for which the expense reimbursement or fee waiver arrangement is expected to continue, or whether it can be terminated at any time at the option of a portfolio company."
Also, please note that disclosure of net expenses is permitted only if the expense reimbursement/fee waive arrangements will continue for at least one year after the effective date of the registration statement.

Response - The Underlying Fund Table has been renamed "Total Annual Portfolio Operating Expenses," and the fee table has been revised to provide that the maximum total operating expense is 4.03%. The contractual agreement with Neuberger Berman Advisers Management Trust will continue until December 31, 2017. The footnote has been revised as follows:

   "The maximum expense is for the AMT Absolute Return Multi-Manager Portfolio, an Underlying Fund of Neuberger Berman Advisers Management Trust. There is a contractual agreement with Neuberger Berman Advisers Management Trust under which it will waive 1.30% of its fee and the fee is 2.73% after the waiver. If the fee waiver was reflected in the maximum expense, the expense would be 2.73%. The contractual agreement with Neuberger Berman Advisers Management Trust will continue until December 31, 2017. The minimum expense is for VALIC Company I Stock Index Fund, an Underlying Fund of VALIC Company I."

c. Comment - Also, in the Underlying Fund Table, please indicate in the parenthetical that expenses are deducted from Fund assets, rather than the Trust assets.

Response - The text in the parenthetical has been revised to indicate that expenses are deducted

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Sally Samuel
October 21, 2014
Page 3 of 8


from "Underlying Fund assets."

3. Maximum Expense Example (Page 8)

a. Comment - Please confirm that the examples reflect the fee waiver only for the duration of the contractual fee waiver (as specified in the to be revised footnote 5).

Response - The Maximum Expense Examples reflect the fee waiver only for the duration of the contractual fee waiver which includes 1 year and 3 years.

b. Comment - In example 2, please revise the caption to read "If you do not surrender or if you annuitize...."

Response - The caption has been revised accordingly.

4. Purchasing A Polaris Select Investor Variable Annuity (Page 9)

a. Comment - In the fourth paragraph, please revise in plain English the language "we further reserve the right to limit the death benefit amount payable in excess of the contract value...." If this means that you reserve the right to terminate the Optional Return of Purchase Payment Death Benefit, please so state. If not, please explain or delete.

Response - The language has been revised as follows:

   "For any contracts that meet or exceed these dollar amount limitations, we further reserve the right to limit but not eliminate the death benefit amount payable in excess of contract value at the time we receive all required paperwork and satisfactory proof of death for prospectively issued contracts."

5. Page 18

a. Comment - This page is not included. Please advise if this is a blank page or provide it to the staff for review.

Response - The missing page 18 was due to an error in pagination.
There is no missing content and the error has now been corrected.

6. Dollar Cost Averaging Program (Page 20)

a. Comment - Please clarify the disclosure in the second paragraph:
"We may also offer DCA Fixed Account source account...." It is not clear when the DCA Fixed Account may be used for transfers into the DCA program.

Response - DCA Fixed Accounts may not be used for transfers. We have revised the first sentence of the second paragraph as follows:

   "DCA Fixed Accounts are only offered as source accounts exclusively to facilitate the

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Sally Samuel
October 21, 2014
Page 4 of 8


   DCA program for a specified time period."

7. Polaris Portfolio Allocation Program (Page 20-22)

a. Comment - Please explain why you state that this program "may be offered to you" since it is described in the prospectus. Please also state, if true, that if you select this program, 100% of Purchase Payments must be invested in the program.

Response - We have modified the language in the first paragraph under the header "Program Description" to indicate that the program "is" offered, rather than "may be" offered.

With the exception of electing a Select Strategy, election of a Polaris Portfolio Allocator Model requires that 100% of the initial and subsequent Purchase Payment(s) be invested in the same model in order for the investment to be consistent with the model's intended objectives. We have revised the third paragraph under the header "Enrolling in the Polaris Portfolio Allocator Program" as follows:

   "You may only invest in one Portfolio Allocator model at a time. Participation in this program requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Portfolio Allocator Model unless you elect a Select Strategy. If you: 1) attempt to allocate a portion of your Purchase Payment outside of your elected Portfolio Allocator model, or 2) if you invest in any Variable Portfolios in addition to investment in a Portfolio Allocator model under this program, such an investment may no longer be consistent with the Portfolio Allocator model's intended objectives and therefore, will effectively terminate your election of the Polaris Portfolio Allocator Model."

b. Comment - Please explain what will happen to amounts invested in the Polaris program if you exercise your "right to modify suspend or terminate" the program.

Response - If we modify, suspend, or terminate the Polaris Portfolio Allocator Program, the contract owner's investment will remain allocated to the same Underlying Funds and in the same amounts as before the program was modified, suspended, or terminated; however, the contract owner's investment will no longer be deemed to be in a Polaris Portfolio Allocator Model.

8. Select Strategies (Page 22-24)

a. Comment - If 100% of Purchase Payments must be invested in one
Select Strategy, please explain why you included the discussion of what happens if investments are split between strategies.

Response - We were attempting to describe what would happen if a portion of the Purchase Payment(s) was not 100% invested in a Select Strategy. In order to clarify, we have revised the third paragraph under "Electing a Select Strategy" as follows:

   "You may only invest in one Select Strategy at a time. Election of a Select Strategy requires that you invest 100% of your initial Purchase Payment and subsequent Purchase Payment(s) in the same Select Strategy. If you: 1) attempt to allocate a portion of your

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Sally Samuel
October 21, 2014
Page 5 of 8


   Purchase Payment outside of your elected Select Strategy, or 2) if you invest in any Variable Portfolios in addition to investment in your Select Strategy, such an investment may no longer be consistent with the Select Strategy's intended objectives and therefore, will effectively terminate your election of the Select Strategy."

b. Comment - Please describe the "Combination Model" identified on page 23

Response - Inclusion of "Combination Model" was a scrivener's error and has been replaced with "Select Strategy."

c. Comment - Please explain what will happen to amounts invested in the Select Strategies if you exercise your "right to modify suspend or terminate" the program.

Response - If we modify, suspend, or terminate the Select Strategies, the contract owner's investment will remain allocated to the same Underlying Funds and in the same amounts as before the Select Strategy was modified, suspended, or terminated; however, the contract owner's investment will no longer be deemed to be in a Select Strategy.

9. Return Plus Program (Page 26)

a. Comment - Please clarify if this program is available for the contracts covered by this prospectus. Otherwise, delete the disclosure.

Response - The Return Plus Program has been deleted from the prospectus.

10. Voting Rights (Page 26-27)

a. Comment - In this section, please add disclosure that, as a result of proportionate or mirror voting, the vote of a small number of contract owners can determine the outcome.

Response - The following sentence has been added after the fourth sentence under the header "VOTING RIGHTS:"

"As a result of this proportionate voting, the vote of a small number of contract owners can determine the outcome of a vote."

11. Free Withdrawal (Page 27)

a. Comment - Please highlight the disclosure that if a contract owner surrenders the contract in full while withdrawal charges are in effect, the withdrawal charge will also apply to any free withdrawal amounts previously withdrawn.

Response - The following disclosure has been highlighted in bold:

"As a result, if you surrender your contract in the future while withdrawal charges are still applicable, you will not receive the benefit of any previous free withdrawals upon a full surrender for the purpose of calculating the withdrawal charge."


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Sally Samuel
October 21, 2014
Page 6 of 8


b. Comment - Please explain in plain English the "signature guarantee" requirement.

Response - The fourth sentence of the first paragraph on page 28 is revised as follows:

   "For withdrawals of $500,000 and more, you are required to include a signature guarantee issued by your broker-dealer which verifies the validity of your signature."

12. Death Benefits (Page 29)

a. Comment - In the paragraph on page 29 dealing with the calculation and payment of the death benefit, please use the defined term "Good Order," rather than "when we receive all the required paperwork." Also, please identify what due proof of death you will accept, rather than "which may include but is not limited to...."

Response - Per your comment, we have revised the first sentence of the sixth paragraph following the "DEATH BENEFITS" header as follows:

   "We calculate and pay the death benefit when we receive all required paperwork and satisfactory proof of death in Good
   Order."

Additionally, we have removed the phrase "but is not limited to" and revised the due proof of death sentence as follows:

   "We consider due proof of death in Good Order to be satisfactory written proof of death which may include: (1) a certified copy of the death certificate; (2) a certified copy of a decree of a court of competent jurisdiction as to the finding of death; or (3) a written statement by a medical doctor who attended the deceased at the time of death."

13. Spousal Continuation (Page 31)

a. Comment - Please explain in plain English what is meant by the last sentence of the third paragraph regarding how the age of the Continuing Spouse affects any future death benefit.

Response - This sentence has been revised as follows:

   "The age of the Continuing Spouse on the Continuation Date will be used to determine any future death benefits under the contract."

This sentence relates to the section titled "Optional Return of Purchase Payment Death Benefit Payable Upon Continuing Spouse's Death" which states that the respective death benefit applies if the Continuing Spouse is age 75 or younger, or if the Continuing Spouse is 76 or older, on the Continuation Date.

b. Comment - Please confirm supplementally that, if and when you exercise the right to modify, suspend or terminate the Spousal Continuation provision, you will supplement the prospectus to reflect this change. Please make the same confirmation regarding the Return Plus Program, the

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Sally Samuel
October 21, 2014
Page 7 of 8


Polaris Portfolio Allocation Program, the Select Strategies, the
Systemic Withdrawal Program and any other program where you reserve the right to modify, suspend or terminate.

Response - We will supplement the prospectus if we exercise the right to modify, suspend or terminate the Polaris Portfolio Allocator Program, Select Strategies, or Systematic Withdrawal Program which are administrative programs. We will supplement the prospectus if we exercise the right to modify, suspend or terminate Spousal Continuation which would only apply to prospectively issued contracts. We have removed the Return Plus Program as indicated in our response to comment 9 above.

14. Premium Taxes (Page 33)

a. Comment - Please specify when you actually deduct this tax.

Response - Premium Taxes are only deducted upon annuitization i.e. when the Income Phase begins. The state-specific premium tax information is detailed in Appendix A - State Contract Availability and/or Variability. Also, in our response to comment 2a. above, we have revised our language to indicate that Premium Taxes are only deducted when the Income Phase begins.

15. Fixed or Variable Annuity Income Payments (Page 36)

a. Comment - Please add at the end of the first paragraph that variable payments "fluctuate as described below."

Response - The last sentence of the first paragraph has been revised as follows:

   "If the annuity income payments are variable, the amount is not guaranteed and may fluctuate as described under ANNUITY
   INCOME PAYMENTS below."

16. Part C

a. Comment - Copies of actual agreements rather than "the form of" should be filed as Exhibits. See Rule 483.

Response - The actual agreements rather than "form of" will be filed.

17. Financial Statements, Exhibits, and Other Information

a. Comment - Financial statements, exhibits, and other required or missing disclosure not included in this registration statement must be filed in a pre-effective amendment to the registration statement

Response - We will file a pre-effective amendment to the registration statement that includes all revisions and all relevant exhibits and financial statements.

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Sally Samuel
October 21, 2014
Page 8 of 8



18. Tandy Comment

Response - The Registrant and Depositor acknowledge that:

  - Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; and

  - The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant and Depositor from full responsibility for the adequacy and accuracy of the disclosure in the filling; and

  - The Registrant and Depositor may not assert this action as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United
States.

     Per our conversation after the Initial N-4 was filed, we have modified the Separate Account charge from 1.25% to 1.10% and the optional Return of Purchase Payment death benefit fee from 0.15% to 0.30%. These changes will be reflected accordingly in the prospectus and filed in the Pre-Effective Amendments to the Registration Statements.

     We will file all revisions and relevant exhibits and financial statements in Pre-Effective Amendments to the Registration Statements on November 3, 2014 along with the Acceleration Request asking for effectiveness on November 3, 2014. As part of the Acceleration Request, we will make the appropriate representations pursuant to the Staff's press release dated June 24, 2004.

     Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.



Very truly yours,

/s/ Helena Lee

Helena Lee